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         NiSource to Commence Tender Offer for Columbia Energy Group

     'Your Actions Leave Us With Only One Alternative: To Take Our Proposal
                         Directly to Your Stockholders'


MERRILLVILLE, Ind., June 24 -- NiSource Inc. (NYSE: NI) today announced it will commence a tender offer for all the outstanding shares of Columbia Energy Group (NYSE: CG) at $68 per share in cash.

Gary Neale, NiSource Chairman, President and Chief Executive Officer, in a letter to Oliver "Rick" Richard, Columbia's Chairman, President and Chief Executive Officer, said:

     Dear Rick:

          NiSource has now made repeated efforts to meet with Columbia in an attempt to negotiate the terms of a compelling merger transaction that could be presented to Columbia's stockholders as the joint effort of both companies' Boards and managements. We are disappointed that rather than recognize your Board's fiduciary responsibility to explore a potential transaction that could provide full and fair value to your stockholders, Columbia's only response has been to state its entrenched position that Columbia is not for sale.

          Based on our meetings with your largest stockholders, we believe that your stockholders have lost faith in your Board's willingness to act in their best interests. Your actions leave us with only one alternative: to take our proposal directly to your stockholders. We are going to commence a tender offer to acquire all outstanding shares of Columbia Common Stock at $68 per share in cash and intend to nominate a slate of nominees for election to your Board of Directors at your next annual meeting. In mean time, we intend to nominate an independent candidate for election to your Board of Directors to fill the fifth Class III directorship required under your certificate of incorporation.

          We regret that we have to resort to these actions. We have made it clear that we intend to pursue this transaction to its end. We will not be deterred by the actions of your Board. Your stockholders have been extremely supportive of our actions and we will continue to fight to deliver this value to our stockholders and to the stockholders of Columbia.

          As we have stated repeatedly, we are prepared to increase our cash offer if the Columbia Board agrees to cooperate with us and negotiate a definitive merger agreement. We are spending valuable resources pursuing this transaction without your cooperation; resources that could be better utilized to deliver higher value to your stockholders.
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          We still hope that your Board will reconsider and meet with us to determine whether an agreement can be reached. When your Board recognizes that its fiduciary duties require consideration of the sale of Columbia, please call me.

          Sincerely,

          Gary Neale


The company expects to commence the tender offer on Friday, June 25, 1999. The dealer manager for the offer will be Credit Suisse First Boston. The information agent for the tender offer will be Innisfree M&A Incorporated.

NiSource also announced that it is commencing litigation today against Columbia and its directors in Delaware, making a number of claims under state and federal law. NiSource's action in the Delaware Chancery Court seeks to provide Columbia's shareholders the opportunity to elect its fifth Class III director.

This seat is open because Columbia failed to provide for a shareholder vote on the election of a successor to a retiring director. Only four directors were elected at the 1999 annual meeting of shareholders, even though five directors were required to be elected to maintain the minimum number of directors dictated by Columbia's certificate of incorporation and by-laws. Columbia's certificate of incorporation mandates that the Board of Directors have at least 13 directors, divided into three classes and with each to serve a three-year term.

NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine.

    CONTACT: Investors, Dennis Senchak, 219-647-6085, Rae Kozlowski, 219-647-6083, of NiSource Inc.; or Wendy Wilson of Hill & Knowlton, 312-255-3033, for NiSource, Inc.; media, Maria Hibbs of NiSource Inc., 219-647-6201, Larry Larsen of Hill & Knowlton, 312-255-3084, for NiSource, Inc.